SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 20, 2018

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures: Three Nokia stock exchange releases dated March 20, 2018:

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

STOCK EXCHANGE RELEASE March 20, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
March 20, 2018 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Erlemeier, Joerg

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20180319190243_3

Transaction date: 2018-03-16

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

☒ Executed under portfolio or asset management

Transaction details

(1): Volume: 31 Unit price: 4.7229 EUR

Aggregated transactions

(1): Volume: 31 Volume weighted average price: 4.7229 EUR

1

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

Nokia is enabling the infrastructure for 5G and the Internet of Things, and shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com
Minna Aila, Vice President, Corporate Affairs

2

STOCK EXCHANGE RELEASE March 20, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
March 20, 2018 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: French, Barry

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20180319184631_3

Transaction date: 2018-03-16

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

☒ Executed under portfolio or asset management

Transaction details

(1): Volume: 27 Unit price: 4.7229 EUR

Aggregated transactions

(1): Volume: 27 Volume weighted average price: 4.7229 EUR

1

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

Nokia is enabling the infrastructure for 5G and the Internet of Things, and shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com
Minna Aila, Vice President, Corporate Affairs

2

STOCK EXCHANGE RELEASE March 20, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
March 20, 2018 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Leprince, Igor

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20180319190035_3

Transaction date: 2018-03-16

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

☒ Executed under portfolio or asset management

Transaction details

(1): Volume: 30 Unit price: 4.7229 EUR

Aggregated transactions

(1): Volume: 30 Volume weighted average price: 4.7229 EUR

1

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

Nokia is enabling the infrastructure for 5G and the Internet of Things, and shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com
Minna Aila, Vice President, Corporate Affairs

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2018	Nokia Corporation

	By:	/s/ Jussi Koskinen
Name: Jussi Koskinen
Title: Vice President, Corporate Legal